File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 27th., 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: February 27th., 2002

Vitro Signs Syndicated Facility for $201 million

* Loan confirms confidence on Vitro's refinancing strategy

* Allows Vitro to diversify sources of financin.

Garza Garcia, N.L. Mexico - February 27, 2003 - Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA), through its subsidiary Vitro Plan, S.A. de C.V., as borrower, executed a credit facility providing for new financing in an aggregate principal amount equal to US$201 million, which validates Vitro's strategy to proactively seek refinancing alternatives in capital markets.

The facility was led by Comerica Bank and Citibank, and included as participants Banco Nacional de Comercio Exterior, Wachovia Bank, Caixa Nova and Bank of Montreal.

The loan, which has a 3-year tranch and a 5-year tranch in dollars and a 4-year tranch in pesos, has an average life of debt of two and one-half years, which improves Vitro's debt profile. This loan, in addition to other transactions undertaken during the last few months, has allowed Vitro to significantly extend its average life from 1.8 years in December 31st, 2001 to 3.4 years on a pro forma basis as of February 28, 2003.

The loan is relevant in several ways. First, it reflects the confidence that a core group of lenders, are placing on Vitro and its management, in the middle of an adverse macroeconomic environment. Secondly, it allows Vitro to diversify its sources of financing by bringing new lenders, such as Wachovia and Caixa Nova, to participate in the deal. Thirdly, it reinforces Vitro's measures to reduce its cost of funding, extend the tenor of its indebtedness and improve its debt profile.

Vitro will use the proceeds of the facility to pay down mostly short-term maturities and some long-term debt with less favorable financial conditions.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

(Media Relations - Monterrey): Albert Chico Smith Vitro S.A. de C.V. +(52) 81 8863-1335 achico@vitro.com	(Media - Mexico D.F.): Eduardo Cruz Vitro S.A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Investor Relations): Beatriz Martinez Vitro S.A. de C.V. +(52) 81-8863-1258 bemartinez@vitro.com	(US agency): Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com